Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

5 October 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp Vanessa Hall

Andrew M Knox
Public Officer

Enc.

dw 10/20

Cue Energy Resources Limited

A.B.N. 45 066 383 971

First Gas From Oyong Field

Cue Energy Resources Limited is pleased to announce that first gas production has begun from the Oyong Oil and Gas Field located in the Sampang Production Sharing Contract ("Sampang PSC") in the Straits of Madura, offshore East Java, Indonesia, today.

The gas is being transported, via a 14" 60km pipeline, from the offshore Oyong production facility to the onshore processing plant at Grati, East Java. Liquid rich components are removed from the gas onshore and the gas is then metered and supplied to PT Indonesia Power for electricity generation under an existing gas supply contract for the whole of the gas from the field.

The Oyong Field is a simple structural closure with oil and gas contained in the Pliocene aged carbonate Mundu Formation.The field contains approximately 103BCF (P50) of recoverable gas (95% methane). A plateau gas production rate of approximately 60BBtu per day is estimated. This target rate is expected to be reached during October 2009. Oil production will continue alongside gas production.

Cue's Chief Executive Officer, Bob Coppin states that, "this first gas production for the company represents yet another significant milestone for Cue and adds to our existing oil producing assets in Papua New Guinea Indonesia and New Zealand.

Participants in the Sampang PSC are

Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Ltd	40%
Cue Sampang Pty Ltd	15%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au

Robert J Coppin
Chief Execututve Officer

2nd October 2009




Phase 2
Gresik
Madura
Surabaya
FSO SHANGHAI
FPSO
SEA GOOD
Wellhead
Structure
Oyong
Gas and Oil Field
60 km Pipeline
East Java Gas Pipeline
PGN Pipeline
Grati
Onshore
Gas Receiving Facilities
Probolinggo
Leces
East Java

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

PetroChina Finalises Purchase of Singapore Petroleum Company Limited

Cue notes that PetroChina International (Singapore) Pte Ltd, a wholly owned subsidiary of PetroChina Company Limited (PetroChina) has purchased Singapore Petroleum Company Limited (SPC). SPC has a 16.31% shareholding in Cue which is now controlled by PetroChina.

PetroChina is the listed arm of state owned China National Petroleum Corporation and has a market capitalisation second to Exxon Mobil Corporation, and was ranked 14th in the world in the latest "Forbes 2000 the World's Leading Companies".

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executuve Officer

5 October 2009